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                                                               EXHIBIT (a)(1)(E)

                Form of E-Mail Message to Eligible Option Holders

Re:  Ultrak, Inc. Stock Option Cancellation Program

Several weeks ago you were sent an Offer to Exchange and a Letter of Transmittal which described in detail a program whereby you may elect to cancel your outstanding stock options under the 1988 Non-Qualified Stock Option Plan, and receive new options approximately six months and two days from the date that the cancelled options are cancelled.

It has been determined that the option holders should be provided with the company's most recent financial statements to assist them in understanding of Ultrak's historical results and future prospects when deciding whether to exchange their options. Attached is a Supplement to the Offer to Exchange which includes portions of Ultrak's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001. The Supplement also contains revisions to the Letter of Transmittal.

Please click on the link below to view the Supplement. Please contact Teresa Prewit at teresa.prewit@ultrak.com if you are not able to open the document or to request a hard copy of the document.

I would like to remind you that the offer and withdrawal rights expire at 5:00 p.m., Lewisville, Texas time on July 10, 2001. If you are eligible to participate and wish to cancel all or a portion of your stock options granted under the 1988 Plan and be eligible to receive grants of New Options, you must complete, sign and properly and timely return the Letter of Transmittal so that it is received on or before the deadline. If you decide not to cancel your current options under the 1988 Plan, you need not do anything and your stock options will remain unchanged. Should you have any questions, please contact me at dlene.sandleback@ultrak.com or by telephone at 972-353-6455.

D'Lene Sandleback
Executive Paralegal
ULTRAK, INC.
972.353.6455 direct
972.353.6750 fax
dlene.sandleback@ultrak.com
www.ultrak.com